Exhibit 99.1

SDLP — Seadrill Partners LLC agrees to acquire the ultra-deepwater drillship the West Vela

London, United Kingdom, November 4, 2014—Seadrill Partners LLC (NYSE: SDLP) (the “Company”) announced today that it has entered into an agreement with Seadrill Limited (“Seadrill”) pursuant to which Seadrill Capricorn Holdings LLC, the Company’s 51% owned subsidiary (“Capricorn Holdings”), will acquire all of the ownership interests in the entities that own and operate the drillship, the West Vela (the “Vela Acquisition”) from Seadrill. The Vela Acquisition, which is expected to close within 3 days, will be accomplished through a series of purchases, contributions and assumption of debt.

The West Vela

The West Vela is a 6th generation, dynamically positioned drillship delivered from the Samsung shipyard to its current customer, BP, in November 2013. The West Vela is expected to carry out operations in the U.S. Gulf of Mexico until the end of its contract in November 2020.

The implied purchase price of the Vela Acquisition is $900 million, less $433 million of debt outstanding under the existing facility financing the West Vela. Based on the Company’s 51% ownership of Capricorn Holdings, its portion of the net purchase price after debt will be $238 million.

Under the terms of the West Vela contract BP is paying a daily rate of $565,000 plus approximately $44,000 per day as a mobilization fee paid over the term of the contract. Under the terms of the acquisition agreement Capricorn Holdings will pay Seadrill $40,000 per day of day rate revenue actually received as well as the $44,000 per day mobilization fee. These payments to Seadrill will cease at the end of the current contract. By effectively lowering the day rate it receives to $525,000 per day the Company has reduced is re-contracting risk when the contract expires in 6 years’ time.

Board Approval

The Board of Directors of the Company (the “Board”) and the Conflicts Committee of the Board (the “Conflicts Committee”) have approved the terms and conditions of the Vela Acquisition. The Conflicts Committee retained a financial advisor, Global Hunter Securities, to assist with its evaluation of the Vela Acquisition.

The Company recently announced a quarterly distribution increase to $0.5525 per unit in respect of the third quarter of 2014. This increase took into account part of the distributable cash flow accretion related to the acquisition of an additional 28% interest in Seadrill Operating LP which closed in July 2014. Taking into account the increase in distributable cash flow arising as a result of the transaction announced today and the balance related to the Seadrill Operating LP acquisition, Management intends to recommend to the Board an increase in the quarterly cash distribution in respect of the fourth quarter of 2014 of between $0.035 and $0.040 per unit.

Any increase in the Company’s cash distributions with respect to the quarter ending December 31, 2014 would be conditioned upon, among other things, the approval of such increase by our Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

The Board is pleased that the Company has entered into the acquisition agreement with respect to the West Vela. With an effective day rate of $525,000 per day and a 6 year remaining contract term the Company has limited its re-contracting risk with respect to the West Vela. The Vela Acquisition will also increase the Company’s asset diversification as well as increasing its revenue backlog to $6 billion and its average contract term to 3.6 years as of November 3, 2014.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to complete the Vela Acquisition and projected increases in cash distributions are considered forward looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward looking statement can be guaranteed. When considering these forward looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F (File No. 001-35704). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

November 4, 2014

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

Rune Magnus Lundetræ: Chief Financial Officer